UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Monday, 7 November 2005

Australian Stock Exchange Ltd

20 Bridge Street

Sydney NSW 2000

Attention: Kim-Ly Nguyen

Dear Kim-Ly

Request for Trading Halt

Pharmaxis Ltd (“Pharmaxis”) requests an immediate two day trading halt.

In accordance with Listing Rule 17.1 of the Listing Rules of Australian Stock Exchange Ltd, Pharmaxis provides the following information:

1.	As previously advised to the market, Pharmaxis is proposing to undertake a global capital raising comprising of the placement of ordinary shares primarily in Australia and an initial public offer of ordinary shares in the form of American Depositary Shares pursuant to a United States prospectus. The global capital raising is to be finalised throughout Monday 7 November 2005 and Tuesday 8 November 2005.

2.	Pharmaxis requests that the trading halt commence prior to the open of the Australian market on Monday 7 November 2005 and continue no longer than the close of the Australian market on Tuesday 8 November 2005.

3.	Prior to the opening of the Australian market on Wednesday 9 November 2005, Pharmaxis will make another announcement to the market.

4.	Pharmaxis is not aware of any reason why the trading halt should not be granted.

5.	Pharmaxis is not aware or any other information required to be provided in relation to the trading halt.

Please contact the Company Secretary if you have any questions.

Sincerely,

David McGarvey

Chief Financial Officer/Company Secretary

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: November 7, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer